TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Provides Update on its Springpole Gold Project Activities

March 31, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to provide an update on the advancements being made at the Company’s Springpole Gold Project (“Springpole” or the “Project”) located in northwestern Ontario. First Mining is currently focused on advancing a Pre-Feasibility Study (“PFS”) on the Project as well as progressing the permitting process.

Pre-Feasibility Update

As noted in First Mining’s news release from January 15, 2020, a PFS on the Project is underway. This includes metallurgical and geotechnical drilling, as well as further hydrogeological studies. The Project is generally accessible by air only, except during the winter months where access is also possible via a winter ice road. The company contracted a winter ice road earlier this year to support the PFS winter drilling and metallurgical programs. This has allowed for re-supply of the camp, including diesel for drilling, at a significantly reduced cost when compared to flying necessities into camp. First Mining anticipates that the road will be accessible until early April, before the warmer temperatures and spring ice-break commences.

A detailed, two-phase, metallurgical program has been scoped and is underway. The ‘Phase 1’ testwork program utilized material from the 2016 metallurgical drill program, with testing underway at the SGS laboratory in Lakefield, Ontario. A second ‘Phase 2’ test work program is being completed using additional core material obtained from three new metallurgical holes drilled in early 2020. The main objective of the program is to optimize flotation and cyanide leaching conditions and provide design criteria for the PFS.

Drills were mobilized to the Project in early February. In addition to the three metallurgical drill holes completed, additional holes have been strategically located to support both hydrogeology and geotechnical assessment. This combined geotechnical-hydrogeological drill program, which has already commenced and is anticipated to be completed later this year, will consist of 10 holes in the proposed pit wall and coffer dam areas. The results of this drilling will help guide how the ground water moves within the region and provide a better sense of the pit slope stability, which in turn may help improve strip ratio estimates. A further 14 geotechnical drill holes, in addition to a number of test pits, are also planned as part of the PFS on-site work to test the proposed plant site, tailings and waste storage areas.

Trade-off studies have also been initiated as part of the PFS work program. These studies focus on the tailings storage facility, mine plan optimization, process recovery validation and optimization, power supply and other required infrastructure. These desktop studies aim to uncover potential areas for value optimization and improvement.

Ken Engquist, COO of First Mining, stated “We are excited with the progress we are making in advancing the PFS work program at Springpole. We believe there are many areas for improvement on the existing 2019 PEA economics as we de-risk the Project technically. Springpole is a unique project given its size and scale, and an asset with a meaningful production profile once built. We are excited to unlock this potential by moving the Project closer to a construction decision.”

In response to the ongoing concerns surrounding COVID-19 and in order to ensure the health and safety of all its employees at Springpole, First Mining announced on March 24, 2020 the early demobilization of contractors on-site at Springpole and a reduction in staffing to care and maintenance levels. Apart from the field data collection, most of the remaining PFS work will be completed remotely, and as such First Mining does not anticipate any significant delays in completing the PFS. However, given the need to complete additional on-site work in support of the PFS at a later date, and the evolving global environment in respect of COVID-19, First Mining anticipates that the PFS results will now be released in early 2021.

Permitting Update

Consultations are ongoing with the Indigenous communities in support of the advancement of permitting of the Project. In the provincial Environmental Assessment (“EA”) process, there are two main stages: development of the Terms of Reference (“ToR”) and development of the EA report.

The ToR is a work plan which will outline how the EA will be prepared, with the ToR document detailing the community consultation and engagement plans (for the Indigenous communities, government and other stakeholders), baseline studies, key components of the project and a range of alternatives that will be considered. First Mining submitted a revised draft ToR for review to the Ministry of Environment, Conservation and Parks (“MECP”) on February 20, 2020, with MECP requesting a 45-day review period. Simultaneously, First Mining also submitted a revised draft to the Indigenous communities, provincial and federal government agencies, and various municipal governments near the Project. First Mining is working towards submission of the final ToR in April 2020, with receipt of the final approved ToR expected by the end of Q2 2020.

First Mining has also been collecting baseline data and undertaking consultation meetings to advance the federal and provincial EA processes. In 2019, First Mining completed a data gap assessment on the environmental baseline work to identify any remaining work requirements for the Project. Data collection programs as part of this assessment to further advance the EA process included terrestrial studies (species at risk, a fish and fish habitat study), surface water quality monitoring, geotechnical studies, traditional and ecological knowledge studies, hydrogeology, groundwater well pumping tests, and tailings and mine rock geochemical characterization.

First Mining elected to continue to stay in the Canadian Environmental Assessment Act, 2012 permitting process and not the newly enacted Impact Assessment Act process (“IAA”). First Mining is working on the Environmental Impact Statement (“EIS”) as per EIS Guidelines that were issued to the Company on June 19, 2018.

The balance of the environmental program for the year involves continued baseline studies (described above), with a goal of collecting all of the data required under the ToR for compilation of an EIS by the end of the year, and submission of the EIS in 2021. While First Mining does not currently foresee any significant delays to this process, the Company acknowledges the potential for consultation timeframes to be impacted by the important prioritization of the health and safety of the Indigenous communities that First Mining is in consultation with.

Despite these uncertainties, First Mining is well financed to continue moving the Springpole project forward in 2020, having closed an $8.5 million equity financing on March 6, 2020.

Filing of Company’s Year-End Filings

First Mining has filed on SEDAR its audited financial statements, management's discussion and analysis and annual information form for the financial year ended December 31, 2019.

In addition, concurrently with the annual Canadian filings set out above, the Company has filed its annual report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC"). The Form 40-F incorporates by reference the above annual Canadian filings of First Mining, and is available on the SEC's website, EDGAR, at www.sec.gov/edgar.shtml.

All the above noted filings are also available on First Mining's website at www.firstmininggold.com, and printed copies of the filings are available free of charge to First Mining shareholders upon written request.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:
Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the PFS for Springpole being completed by early 2021; (ii) the winter ice road at the Project being accessible until the end of March; (iii) the Company’s plans to complete a 10-hole geotechnical-hydrogeological drill program at the Project by summer 2020 (iv) the Company’s expectations that the results of the geotechnical-hydrogeological drill program at the Project will help guide how the ground water moves within the region and provide a better sense of the pit slope stability; (v) the Company’s plans to drill a further 14 geotechnical drill holes at the Project, in addition to a number of test pits, to test the proposed plant site, tailings and waste storage areas; (vi) the timing and expected results of trade-off studies at the Project as part of the PFS; (vii) the Company’s belief that there are many areas for improvement on the existing economics of the Project; (viii) most of the remaining PFS-related work being completed remotely: (ix) the timing for completing and submitting the final ToR; (x) receipt of approval of the final ToR in Q2 2020; (xi) the Company’s primary focus on developing and permitting Springpole and the advanced exploration of its Goldlund Gold Project; and (xii) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.
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